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                           Filed by Public Service Enterprise Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                              Subject Companies:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)




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[EXELON LOGO]                                                       [PSEG LOGO]

                               Merger Fact Sheet

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Companies           Exelon
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Tickers             NYSE: EXC
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
Descriptions        Exelon Corporation is one of the nation's largest electric utility companies with more than $15 billion in annual revenues.

                    The company has one of the industry's largest portfolios of electric generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania, and gas to 460,000 customers in the Philadelphia area. Exelon is headquarted in Chicago, Illinois.

                    2003 Total Assets: $40 billion (approx.)
                    2003 Revenues: $15.8 billion
                    Employees: 17,500 (approx.)

                    Customers: 5.1 million electric, 460,000 natural gas


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Companies           PSEG
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Tickers             NYSE: PEG
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
Descriptions        PSEG is a major integrated energy and generation company
                    with more than $10 billion in annual revenues.

                    It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG.

                    2003 Total Assets: $28 billion (approx.)
                    2003 Revenues: $11.1 billion
                    Employees: 10,500 (approx.)
                    Customers: 2 million electric, 1.6 million gas

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New Company         Company Name: Exelon Electric & Gas
Key Facts           Headquarters: Chicago, IL
(pro forma)         Total assets: $79 billion (approx.)
                    US Generation assets: 52,000 MW (approx.)

                    Revenues: $27 billion (approx)
                    Employees: 28,000 (approx.)
                    Customers: 7 million electric, 2 million natural gas

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Strategic           o Improved nuclear performance
Rationale           o Complementary operations
                      - Contiguous service territories
                      - Improved T& D efficiency
                      - Improved balance in energy portfolio (gas & electric)
                    o Common regulatory framework
                    o Improved financial performance driven by significant
                      synergies and enhanced base and scope
                    o Manageable regulatory approvals
                    o Bigger opportunities for employees

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Senior              o President and Chief Executive Officer - John W. Rowe
Management          o Non-executive Chairman of the Board - E. James Ferland
of the New
Company

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Board of            The new Exelon Electric & Gas board will be comprised of 12
Directors           members nominated by Exelon and 6 members nominated by PSEG.

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This document includes "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.